Mail Stop 3561

May 27, 2009

Via Fax & U.S. Mail

Mr. Joseph Fiore
Chief Financial Officer
670 White Plains Road, Suite 120
Scarsdale, New York 10583

> **Re:** **Eat at Joe's Ltd.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 033-20111**

Dear Mr. Fiore:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis or Plan of Operations

– Results of Operations, page 10

1. We note that your discussion of the results of operations indicates that the cost of labor, rent and other general and administrative costs increased 14% as a percentage of sales. However, your disclosure does not indicate the reason for the changes in these line items, some of which changed significantly more than 14% between years. Please revise future filings to analyze and discuss the reasons for significant changes in each of the income statement line items. Also, please include a discussion of the changes in non-operating income and expense line items such as interest income and expense, and the gains/losses on investment securities.

- Critical Accounting Policies, page 12

2. Please consider revising future filings to include a discussion of your accounting for available-for-sale and trading securities in your discussion of critical accounting policies. Your disclosure should address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Consolidated Financial Statements

Statements of Operations, page F-5

3. We note your presentation of the line item "net income (loss) from continuing operations" on the face of the statements of operations. In light of the fact that this amount, as presented, represents revenues less cost of revenues and other operating expenses, it appears this line item should more appropriately be titled "operating income (loss)." Net income (loss) from continuing operations should be calculated as revenue less all expenses from continuing operations (including non-operating) and income taxes, and for 2008 and 2007 would be equal to what you have presented as "net loss" on the face of your statements of operations. See Rule 5-03.13 of Regulation S-X. Please revise future filings accordingly.

Consolidated Cash Flows, page F-7

4. In future filings, please revise your consolidated statements of cash flows to provide separate disclosure of cash flows from purchases and sales of trading securities and securities available for sale. Refer to the disclosure requirements outlined in paragraph 18 of SFAS No. 115. Also, please revise the notes to your financial statements to include the disclosures required by paragraph 20 of SFAS No. 115 with respect to your available for sale securities.

Notes to the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

- Investment in Marketable Securities, page F-15

5. We note your disclosure of the fair value of trading securities and available-for-sale securities. In future filings, please revise to include the disclosures required by paragraph 32-34 of SFAS No. 157. These disclosures include, in tabular form, the level within the fair value hierarchy and the valuation techniques used to measure fair value.

Note 5. Related Party Transactions, page F-18

6. We note your disclosure that during 2008 and 2007 your CEO paid expenses and made advances to the Company and all expenses paid on behalf of the company have been recorded in the statements of operations for the period paid. Please tell us if the amount of expenses paid during both 2008 and 2007 differs materially from the amount of expenses that were actually incurred during these periods. If there is a material difference, please revise to record expenses in the period incurred rather than in the period in which the expense was paid.

7. We note that on May 16, 2007 you issued 45,529,411 shares of common stock in satisfaction of $682,941 in related party accounts payable due to Berkshire Capital Management. We also note that on February 28, 2008, 16,000,000 shares of common stock were issued to the Company's current officers, directors and support staff as compensation. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

8. We note that during 2008 and 2007 you have acquired a significant amount of shares of stock of various companies from Berkshire Capital Management in exchange for demand notes. Please provide us more details about the nature of this arrangement with Berkshire Capital including how you record the investments received and the demand notes issued in return. Also, please explain in detail the business purpose for this arrangement. Additionally, in previous correspondence (July 2007), you indicated that according to the agreement with Berkshire Capital, you were obligated to pay 80% of the proceeds from the sales of the stock to Berkshire Capital and you recorded the remaining 20% as contributed capital. As it appears from your statement of changes in stockholders' deficit and comprehensive income that you have not recorded contributed capital during 2007 or 2008, please tell us the nature of any changes in the agreement with Berkshire Capital or the accounting treatment of the transactions since your correspondence in July 2007.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(914) 725-8663